Exhibit 99.1

China Digital TV Receives Continued Listing Standard Notice from NYSE

BEIJING, July 20, 2017 /PR Newswire/ -- China Digital TV Holding Co., Ltd. (OTC: STVVY) (“China Digital TV” or the “Company”), a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, today announced that it received notification on July 10, 2017, from New York Stock Exchange (“NYSE”), that the average trading price of China Digital TV’s common stock had fallen below the NYSE’s continued listing standard.

The NYSE requires the average closing price of a security to be no less than US$1.00 per share over a consecutive 30-trading-day period. As of July 6, 2017, the 30-trading-day average closing price per share of the Company’s common stock was US$0.97. In accordance with the NYSE’s rules, the Company has a period of six months following receipt of the NYSE notice to bring its 30-trading-day average share price back to a minimum of US$1.00.

The Company will respond to the NYSE to confirm its intent to regain compliance with the NYSE continued-listing standard identified in its notice within the required period. The Company will actively monitor its stock price and evaluate all available options to resolve the deficiency. The Company previously announced on July, 5 that it has appealed the NYSE Staff’s commencement of delisting proceedings, which focus on the Company’s compliance with other listing standards. The Company remains subject to all NYSE listing standards while that appeal is pending and it will be heard in October.

The NYSE notification does not affect the Company’s business operations or its SEC reporting requirements. The Company’s stock has been trading on the OTC market under the ticker symbol “STVVY” since the NYSE suspended trading in May 2017.

About China Digital TV

Founded in 2004, China Digital TV is a leading provider of cloud platforms, with gaming and other applications embedded, to PRC digital television and telecommunication network operators, enabling them to bring these applications to household television sets and other mobile devices.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" “committed to” “intent” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the Company’s intent to regain compliance with NYSE listing standards. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the cloud computing, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the cloud computing, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.
Investor Relations
Tel: +86-10-6297-1199 x 9780
Email: ir@chinadtv.cn

ICR, Inc.
Xueli Song
Tel: +1 (646) 328-1950
Email: stv@icrinc.com

SOURCE China Digital TV Holding Co., Ltd.